787 Seventh Avenue New York, NY 10019-6099 Tel: 212 728 8000 Fax: 212 728 8111

April 22, 2016

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Attention: Kathryn M. Sabo, Esq.

Re:	SunAmerica Series Trust (the “Registrant”)
Response to Staff Comments on Post-Effective Amendment No. 83 to Registration
Statement on Form N-1A
Securities Act File No. 33-52742
Investment Company Act File No. 811-7238

Dear Ms. Sabo:

This letter responds to comments provided by the staff of the Division of Investment Management (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) to the undersigned on April 1, 2016, regarding Post-Effective Amendment No. 83 to the Registrant’s Registration Statement on Form N-1A under the Securities Act of 1933, as amended, and Amendment No. 84 to the Registrant’s Registration Statement under the Investment Company Act of 1940, as amended (the “1940 Act”) (the “Amendment”). The Amendment contains the prospectus and statement of additional information (“SAI”) for the Ultra Short Bond Portfolio (formerly, Cash Management Portfolio) (the “Portfolio”), a series of the Registrant.

For your convenience, the substance of the Staff’s comments has been restated below to the best of the Registrant’s understanding. The Registrant’s responses to each comment are set out immediately under the restated comment. Defined terms, unless otherwise defined herein, have the meanings given them in the Amendment.

I. GENERAL COMMENTS

Comment 1:	Please provide Tandy representations.

Response 1:	The Registrant’s Tandy representations are included in this letter.

Comment 2:	Please complete or update all information that is currently in brackets or missing in the Prospectus, SAI and Part C of the Amendment.

Response 2:	The Registrant has completed or updated all information in the Prospectus, SAI and Part C of the Amendment that was missing or in brackets in the Amendment.

NEW YORK WASHINGTON HOUSTON PARIS LONDON MILAN ROME FRANKFURT BRUSSELS

in alliance with Dickson Minto W.S., London and Edinburgh

Ms. Kathryn M. Sabo, Esq.

April 22, 2016

Comment 3:	To the extent the Prospectus and/or SAI refers to any statutory or regulatory limit on a permitted investment or strategy (e.g., to the extent permitted by applicable, law, regulation or order), please add disclosure explaining what the limitation is.

Response 3:	The Registrant respectfully declines to take this comment. The Prospectus and SAI are intended to be read by the investing public, and therefore, in certain instances, the Registrant believes it is more appropriate to refer to “applicable law” or the like rather than the specific law, regulation or order or the specifics of the limitations required by such law, regulation or order. In other instances, the Prospectus and SAI disclose the specifics of the limitations.

Comment 4:	Please disclose in the Prospectus and/or SAI that below investment grade bonds are often referred to as “junk bonds” and considered “speculative.”

Response 4:	The requested change has been made.

II. PROSPECTUS

Comment 5:	Please confirm whether there are any applicable sales charge discounts.

Response 5:	The Registrant confirms that there are no applicable sales charge discounts.

Comment 6:	In the third paragraph of the subsection captioned “Portfolio Summary – Principal Investment Strategies of the Portfolio,” please provide further explanation and/or examples of “other reasons” for which the subadviser may sell an instrument in order “to meet cash flows needs.”

Response 6:	The Registrant respectfully declines to make the changes requested by the Staff as it believes its current disclosure is appropriate.

Comment 7:	Since “SAAMCo” is first introduced in the subsection captioned “Portfolio Summary – Principal Risks of Investing in the Portfolio – Affiliated Fund Rebalancing Risk,” please explain further what “SAAMCo” is.

Response 7:	The requested change has been made.

Comment 8:	In the subsection captioned “Important Additional Information – Purchases and Sales of Portfolio Shares,” please consider adding a reference to the Variable Contract prospectus, if appropriate (See e.g., the last sentence under the subsection captioned “Important Additional Information – Tax Information”).

Response 8:	The requested change has been made.

Ms. Kathryn M. Sabo, Esq.

April 22, 2016

Comment 9:	In the section captioned “Additional Information About the Portfolio’s Investment Strategies and Investment Risks,” the sixth paragraph states “The Portfolio may also invest in Eurodollar obligations and money market funds. Additional risks that the Portfolio may be subject to are as follows: • Liquidity Risk.” Please incorporate the “Liquidity Risk” disclosure into the larger discussion of the investment strategies and risks as it is currently standing on its own.

Response 9:	The Registrant respectfully declines to take this comment. The section captioned “Additional Information about the Portfolio’s Investment Strategies and Investment Risks” clearly states that the Portfolio’s additional (non-principal) investments and risks are identified below and included in the “Glossary” section. Given the Portfolio’s investment strategies and principal investments, liquidity risk is a non-principal risk of the Portfolio.

Comment 10:	Please consider changing the heading of the subsection captioned “Glossary – Investment Terminology” to indicate that the disclosure contained therein involves investment strategies and risks of the Portfolio. This subsection is more than a glossary of investment terminology and risk terms, making the headings confusing and potentially misleading.

Response 10:	The Registrant respectfully declines to take this comment. The section captioned “Additional Information about the Portfolio’s Investment Strategies and Investment Risks” clearly states that the Portfolio’s additional investments and risks are identified below and included in the “Glossary” section.

Comment 11:	In the subsection captioned “Glossary – Investment Terminology – Zero-Coupon Bonds, Deferred Interest Bonds and PIK Bonds,” please consider adding appropriate risk disclosure that relates to payable-in-kind (“PIK”) bonds).

Response 11:	The Registrant respectfully declines to take this comment as it believes its current disclosure is appropriate.

Comment 12:	In the subsection captioned “Glossary – Investment Terminology – Foreign securities,” the disclosure states “See definition of “emerging market country” for additional information.” Please confirm that the definition of emerging market country is included in the Prospectus and that the definition includes how the firm determines what an emerging market is.

Response 12:	The Registrant confirms that the definition of “emerging market country” is included in the Prospectus and that it details the method used in determining an emerging market.

Comment 13:	In the subsection captioned “Glossary – Investment Terminology – Variable and floating rate obligations,” please include disclosure regarding settlement and liquidity risk. Please note that bank loans can take significantly longer than 7 days to settle. This can translate into a risk for investors that they are not paid in a timely manner or that the Portfolio may be forced to incur losses in order to pay redemption proceeds on time. Please further note that your principal risk disclosure may not describe the fact that investments in bank loans may not be

Ms. Kathryn M. Sabo, Esq.

April 22, 2016

securities and therefore may not have the protection afforded by the federal securities law. Please explain whether you have considered adding these risks as principal risks of investing in the Portfolio. If you have determined that they are not principal risks, please explain to the Staff the basis for that determination. Otherwise, please revise your principal risk disclosure to include these risks as principal risks of investing in the Portfolio.

Response 13:	The Registrant respectfully declines to take this comment as it believes its current disclosure is appropriate. The Registrant submits that the Portfolio does not intend to invest a significant portion of its assets in bank loans, and, therefore, “settlement risk” is not a principal risk of the Portfolio. The Registrant also submits that the Portfolio intends to invest primarily in liquid securities. Therefore, as already noted in the Prospectus, “Liquidity Risk” is a non-principal risk of the Portfolio and is disclosed in the subsection captioned “Glossary – Risk Terminology.”

Comment 14:	In the subsection captioned “Management – Information about the Investment Adviser and Manager,” if applicable, please indicate how the Portfolio will handle situations in which the Portfolio’s adviser manages other portfolios and allocates trades to the other portfolios and to the Portfolio.

Response 14:	The Registrant respectfully declines to make the requested change. The Registrant refers the Staff to the subsection captioned “Portfolio Managers – Potential Conflicts of Interest” in the SAI, which contains disclosure relating to trade allocations.

Comment 15:	In the subsection captioned “Glossary – Risk Terminology,” please revise the definitions of “Interest Rate Fluctuations Risk” and “Risks of Investing in Bonds” to remove repetitive language if it is appropriate (i.e., “The market value of bonds and other fixed income securities usually tends to vary inversely with the level of interest rates; as interest rates rise the value of such securities typically falls, and as interest rates fall, the value of such securities typically rises. Longer-term and lower coupon bonds tend to be more sensitive to changes in interest rates.”).

Response 15:	The Registrant respectfully declines to take this comment as it believes its current risk disclosure is appropriate.

Comment 16:	In the subsection captioned “Glossary – Risk Terminology – Active Trading Risk,” please indicate the tax consequences of such trading.

Response 16:	The Registrant respectfully declines to make the requested change. There are no tax consequences to the contract holders with respect to active trading.

Comment 17:	Please confirm that the Prospectus disclosure includes information on the tax issues relevant to the Portfolio and contract owners, including Section 817 of the Internal Revenue Code of 1986, as amended (the “IRC”), and other relevant IRC requirements.

Ms. Kathryn M. Sabo, Esq.

April 22, 2016

Response 17:	The Registrant confirms that the Prospectus disclosure includes information on the tax issues relevant to the Portfolio and contract owners, including Section 817 of the IRC and other relevant IRC requirements. The Registrant submits that additional information concerning tax issues, including Section 817 of the IRC, is incorporated in the SAI under the section captioned “Dividends, Distributions and Federal Taxes.”

Comment 18:	Please confirm that pursuant to Item 1(b)(4), the Investment Company Act file number on the back cover page appears in a type size smaller than that generally used in the Prospectus.

Response 18:	The Registrant confirms that the Investment Company Act file number appears in a type size smaller than that generally used in the Prospectus.

III. SAI

Comment 19:	In the section captioned “The Trust,” please add the date on which the Portfolio was organized and the state in which the Portfolio was organized.

Response 19:	The Registrant respectfully submits that this information is already included in the section captioned “The Trust.”

Comment 20:	In the subsection captioned “Supplemental Glossary – Illiquid and Restricted Securities,” please confirm the Portfolio’s percentage limitation on investments in illiquid securities, and update if necessary.

Response 20:	The Registrant has updated the disclosure to reflect that the Portfolio’s percentage limitation on investments in illiquid securities is 15%.

Comment 21:	In the section captioned “Trust Officers and Trustees,” please confirm the list of Trustees and officers of the Trust.

Response 21:	The Registrant hereby confirms that the list of Trustees and officers of the Trust is accurate.

Comment 22:	For various tables included in the SAI (for example, the voluntary fee waivers and reimbursed expenses table in the subsection captioned “Investment Advisory and Management Agreement – Advisory Fees”), please add a note explaining that, during the indicated years, the Portfolio operated as the Cash Management Portfolio, a money market fund.

Response 22:	The requested change has been made.

IV. PART C

Comment 23:	Please replace any form of exhibits with actual copies of the agreements when they are available.

Response 23:	The Registrant submits that on a going-forward basis, with respect to new agreements, it will replace any form of exhibits with actual copies of the agreements when they are available.

Ms. Kathryn M. Sabo, Esq.

April 22, 2016

V. TANDY REPRESENTATIONS

In connection with the Staff’s review of the Amendment, the Registrant acknowledges that, with respect to filings made by the Registrant with the SEC and reviewed by the Staff:

(a)	the Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

(b)	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filings; and

(c)	the Registrant may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Should you have any questions concerning the above, please call the undersigned at 212-728-8037.

Very truly yours,

/s/ Stacey P. Ruiz

Stacey P. Ruiz

Cc:	Kathleen D. Fuentes, Esq., SunAmerica Asset Management, LLC
Christopher J. Tafone, Esq., SunAmerica Asset Management, LLC
Elliot J. Gluck, Esq., Willkie Farr & Gallagher LLP